Exhibit 99.1

 John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619  voice 918-381-9292  fax 918-742-0624  North Texas Energy Corporation  Milam County Lease Group  Reserve Analysis forDecember 31, 2016  Prepared  by  John M. Durkee, PE  1

John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

December 15, 2016

Mr. Kevin Jones, CEO/Director
North Texas Energy, Inc.
5057 Keller Springs Road, Suite 300
Addison, Texas 75001

Re: Reserve Analysis, Milam County Lease Group, 696 acres +/-, All Located in the Jose Leal Six League Grant Survey, Milam County, Texas

Dear Mr. Jones:

At your request, I have examined the data contained in North Texas Energy's well record files, reserve reports prepared previously by me and others, public records, the Railroad Commission's database, the NRIS database, and my private files. This report will supersede all previous plans, projections, reserve reports, responses or communications relating to this matter.

I certify that I am a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, Number 14481 and that I hold no equity position in the Company.

Purpose

The purpose of this report is to state that North Texas Energy had no 'Proved' reserves. The effective date of this report is December 15, 2016

The Company

North Texas Energy, Inc. (NTE) is an 'Enhanced Oil Recovery' company whose primary function is to increase the ultimate recovery of oil and gas from the wells it presently owns or will drill or acquire in the future in order to maximize value to it's stockholders.

At this time the registrant has no 'Proved' reserves. The probable reserves projected are all located in the state of Texas. North Texas Energy owns 100% working interest in six-hundred-eighty-two (682) acres with thirty-nine (39) unproductive oil wells, twenty-one (21) productive oil wells and zero productive gas wells. All (100%) of the registrant's reserves are covered by this report and all are located in the state of Texas.

NTE uses methods endorsed by the DOE that unlock oil that was previously unmovable. These techniques are proprietary and for the most part are low impact upon the surface of the land. NTE's locations utilize a small footprint of a few hundred square feet rather that the several acres typically lost to use by the surface owner.

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John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Strategy

The company will use proprietary tools, technologies and the experience of the management team and consultants to find and extract oil from reservoirs, to differentiate between projects suitable for the application of proven techniques and to monitor new exploration and recovery technology for successful proof of concept.

Tactics

The company will acquire existing production projects, productive and non-productive leases and will enter into joint ventures with other operators that add necessary project acreage or improve the likelihood of a project's success.

Sources of Data and Assumptions

Information and data for the analysis of this acreage are from electric logs, drillers' logs, completion and production reports obtained from the Texas Railroad Commission (RRC), IHS Energy Corporation, Dwight's database, The Texas Well Log Libraries, the NRIS database, published reports, public well records of ongoing operations in the area and my private files.

This data was probabilistically used to evaluate the Minerva-Rockdale reservoir formation and field production history to estimate the level of potentially moveable oil and the likelihood of recovering any of that oil. There are no 'Proved' reserves identified by this report.

Maps of structure and zone thickness have been revised based upon the logs run at the time of the Mechanical Integrity Test. Sand thickness originally thought to be a net fifteen feet of oil sand has proved to be as much as sixty feet. Production from this interval has little water even though the additional sand thickness is deeper and lower structurally than most of the wells that are now producing, indicating the relative lack of an oil water contact in the Minerva sand in the immediate area.

Volumetrics were computed by standard formulae and have been adjusted for criteria discussed with engineers of the US Securities and Exchange Commission. North Texas Energy's stated purpose is to be an enhanced recovery oil producer. It's focus is on recovering the oil other companies gave up on decades ago because it was too difficult or impossible to produce with technology existing at the time.

The Microbial Enhanced Oil Recovery technique is now in use on this group of leases. In a report conducted by the DOE and the Venezuelan Ministry of Energy and Mines, concluded that, "MEOR has two distinct advantages: 1) microbes do not consume large amounts of energy, and 2) the use of microbes is not dependent on the price of crude oil, as compared with other EOR processes. Because microbial growth occurs at exponential rates, it is possible to produce large amounts of useful products rapidly from inexpensive and/or renewable resources. Thus, MEOR has the potential to be more cost-effective than other EOR processes."

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John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Test results of the first oil and water production samples have been received. Paraffin was measured at 11.9% rather that the 4.8% referenced in the Austral Engineering Report. This would substantiate the notation that only 40,000 barrels of the estimated 12.58 MMBO originally thought to be in place in this part of the Minerva Rockdale field was produced by primary production techniques, since the reservoir would have rapidly healed itself through coagulation of the paraffin.

An inspection trip to the company's area of interest indicated that the infrastructure necessary to operate has been installed: a new tank battery, new heater/treater, new flow lines, new electric lines and associated switchgear, cement pads for new pumping units, new tubing, rods and well plumbing. The twenty-one wells presently being tested were all pumping and putting oil into the oil tanks and water into the water tank. This demonstrates that NTE has a thorough grasp of the equipment and operational considerations necessary to operate an oilfield and effectively produce oil.

As testing and logging of old wells progresses and continued efforts toward returning abandoned wells to production demonstrate the validity of calculations of theoretical original oil in place and the effectivness of the enhanced recovery techniques, those projected barrels are now starting to be counted as stock tank barrels produced and the remaining producable reservoir oil will soon be viewed as reserves.

Regulation, Risk and Uncertainy

EOR and production operations are subject to various types of regulation at the federal, state and local levels. The regulations include maintaining bonding requirements to rework or operate wells, defining potential well locations, specifying well casing integrity, plugging and abandoning well statutes, and the surface use and restoration of properties on which wells are operated. Operations are also subject to various conservation laws and regulations. These include the regulation of spacing or proration of wells (the density of wells in a given field). In addition, state conservation laws establish maximum rates of production from oil and natural gas wells. The effect of these regulations is to limit the amount of crude oil and natural gas that can be produced from the Company's wells.

Because federal, state and local statutes, rules, and regulations undergo constant review and often are amended, expanded, and reinterpreted, it is difficult to predict the future cost or impact of regulatory compliance. However, thoroughly understanding and adhering to federal, state, and local regulations will greatly reduce the operational costs associated with operating an oil and gas company.

The process of estimating oil and natural gas reserves is complex, requiring significant decisions and assumptions in the evaluation of available geological, engineering, and economic data for each reservoir. As a result, the estimates are inherently imprecise evaluations of reserve quantities and could materially affect the quantity and value of the reported reserves. Actual future production of recoverable oil and gas reserves may vary substantially from those assumed in the estimates.

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John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Reserve Potential of North Texas Energy, Inc. as of December 15, 2016

Estimated Net Reserves and Income Data
Certain Leasehold Interests of North Texas Energy – Total Net Direct Interests
As of December 15, 2016

Net Remaining Reserves	Proved Developed Producing	Proved Undeveloped Non-Producing	Total Proved
Oil/Condensate STBO	0	0	0
Gas – MMCF	0	0	0
Income Data (M$)			
Future Gross Revenue	0	0	0
Deductions	0	0	0
Future Net Income (FNI)	0	0	0
Discounted FNI @ 10%	0	0	0

Summary & Conclusions

The oil reservoirs under an oil lease are somewhat like a savings account where the contents have no financial worth. The value of the account is determined by how rapidly the contents are being monetized. Production during the testing phase is small and erratic with minimal depletion occuring, Therefore it's value approaches zero and no proved reserves exist.

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John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Probable Undeveloped Non-producing Oil and Recovery Plan Assumptions

Since leasing of contiguous acreage has progressed to a point that the formation of a 'Production Unit' appears likely, a proforma cash flow projection based upon the probable result from operation as a unitization has been prepared using the following plan:

- Oil price held constant at $42.55
- 50 existing wells, 21 wells in production
- The cost of the rework of a generic existing non-producing well will be $6,000 and the 29 unproductive wells will be producing by the end of 2Q-2017
- 8 new wells will be drilled during 2Q-2017 to establish a unit pilot waterflood pattern with injection operations to commence 3Q-2017
- 12 new wells at the rate of one well per month are to be drilled during 2018 as infill development and injection wells within the Unit
- The cost of a new well drilled to the Navarro will be approximately $60,000
- Expected production increase from injection should begin by the year end of 4Q-2017
- A production increase of ten barrels of oil from each new drilled well affected by repressurization through out 2018
- Resulting gross production will decline to the economic limit at the rate of 1.0% per month unless additional leases are added and drilling continues

Based upon the above, the attached proforma cash flow indicates a total investment of $1,684,200 US over a twenty-four-month period, an undiscounted rate of return of 200.47% and net income of $3,376,261 US, a discounted rate of return (PV10) of 132.65% and discounted net income of $2,234,094 US.

Implimentation of this theoretical plan results in the economic production of 207,550 gross stock tank barrels of crude oil with 168,634 stock tank barrels net to the working interest.

Reservoir Engineering

From a reservoir engineering perspective and based upon the thirty percent of 'Original Oil In Place' standard used by most reservoir engineers for estimating actual producable oil by conventional and secondary production techniques, the OOIP for the leases presently owned by North Texas Energy appears to have been 17,604,045 reservoir barrels; of these barrels 12,574,318 are bound to sand grains or chemically bonded to shales and are not movable by conventional technology.

Applying the formation volume factor to reservoir barrels to account for shrinkage as the barrel changes location from several atmospheres of pressure in the reservoir to the surface results in 4,373676 stock-tank barrels of crude oil being the original reserves available for production before initial drilling. From this must be deducted the estimated 39,759 barrels of oil sold through November 30, 2016. This leaves 4,330,591 stock-tank barrels of crude oil remaining to the mineral estate.

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John M. Durkee, PE 4915 South Newport Avenue Tulsa, Okla. 74105-4619
voice 918-381-9292 fax 918-742-0624

Deducting the Royalty payable to the Mineral Owners results in 3,521,307 stock tank barrels of crude oil being the theoretical net producable oil available to North Texas Energy.

It is the opinion of the author, that the Company's Plan, as summarized in this Report, has a reasonable opportunity of commercial success.

Qualifications

Mr. Durkee is a Consulting Petroleum Engineer, registered with the State of Oklahoma, State Board of Registration for Professional Engineers and Land Surveyors, number 14481. He has initiated projects through geological and satellite studies, managed drilling and completion programs and operated oil and gas producing properties. He has designed and operated gas pipelines, an LPG extraction plant and several waterfloods, MEOR and polymer floods throughout the Mid-continent region.

He is native to the city of Tulsa and has been the operator of wells in Texas and Oklahoma since 1972.

Review

A copy of this report was given to and reviewed by North Texas Energy, Inc. for comment on any factual errors; however, the analysis and conclusions contained herein are those of the author alone.

Sincerely yours,

John M. Durkee, PE

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